FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Head III	John	C		ESG Re Limited ESREF				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	1330 Avenue of the Americas						December 3, 2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	New York	New York	10019						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Shares, par value $1.00 per share		12/3/02							162,614	(A)			448,017		(D)		(11)

	Common Shares, par value $1.00 per share		12/3/02							196,852	(D)			—		(I)		As trustee (1), (11)

	Common Shares, par value $1.00 per share		12/2/02				J			7,800	(A)			79,914		(I)		(2), (12)

	Common Shares, par value $1.00 per share		12/2/02				J			78,000	(D)			1,087,312		(I)		(3), (12)

	Common Shares, par value $1.00 per share		12/2/02				G	V		70,200	(A)			109,895		(I)		As trustee (4)

	Common Shares, par value $1.00 per share													5,348		(I)		As trustee (5)

	Common Shares, par value $1.00 per share													383,091		(I)		(6)

	Common Shares, par value $1.00 per share													1,133,088		(I)		(7)

	Common Shares, par value $1.00 per share													87,500		(D)		(10)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Class A Warrants		$20/Sh		12/3/02				(A)						12/3/97	12/3/07

	Class A Warrants		$20/Sh		12/3/02				(A)						12/17/97	12/17/07

	Class A Warrants		$20/Sh		12/3/02				(A)						12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class B Warrants		$20/Sh (8)												1/27/98	1/27/08

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh		12/3/02				(D)						12/3/97	12/3/07

	Class A Warrants		$20/Sh		12/3/02				(D)						12/17/97	12/17/07

	Class A Warrants		$20/Sh		12/3/02				(D)						12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Options (right to buy)		$20/Sh												12/12/97	12/12/07

	Options (right to buy)		$25.50/Sh												5/4/98	5/4/08

	Options (right to buy)		$16.81/Sh												2/25/99	2/25/09

	Options (right to buy)		$16.50/Sh												5/7/99	5/7/09

	Options (right to buy)		$5.4375/Sh												12/15/99	12/15/09

	Options (right to buy)		$4.32380/Sh												12/18/01	1/1/11

	Options (right to buy)		$2.1222/Sh												(9)	1/1/11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Title	Amount or Number of Shares

Common share	8,824	9,560	(D)	(11)

Common share	763	826	(D)	(11)

Common share	1,029	1,115	(D)	(11)

Common share	1,176	1,176	(I)	(2)

Common share	102	102	(I)	(2)

Common share	138	138	(I)	(2)

Common share	107,451	107,451	(I)	(3)

Common share	871,427	871,427	(I)	(3)

Common share	105,097	105,097	(I)	(3)

Common share	276,240	276,240	(I)	(3)

Common share	1,176	1,176	(I)	As Trustee (4)

Common share	102	102	(I)	As Trustee (4)

Common share	137	137	(I)	As Trustee (4)

Common share	11,765	—	(I)	As Trustee (1), (11)

Common share	1,017	—	(I)	As Trustee (1), (11)

Common share	1,372	—	(I)	As Trustee (1), (11)

Common share	588	588	(I)	As Trustee (5)

Common share	51	51	(I)	As Trustee (5)

Common share	69	69	(I)	As Trustee (5)

Common share	51,177	51,177	(I)	(6)

Common share	4,422	4,422	(I)	(6)

Common share	5,969	5,969	(I)	(6)

Common share	86,147	86,147	(I)	(7)

Common share	7,443	7,433	(I)	(7)

Common share	10,048	10,048	(I)	(7)

Common share	35,714	35,714	(I)	(2)

Common share	30,714	30,714	(I)	(2)

Common share	70,000	70,000	(I)	(2)

Common share	5,000	5,000	(I)	(2)

Common share	350,000	350,000	(I)	(2)

Common share	49,082	49,082	(I)	(2)

Common share	375,000	375,000	(D)

Explanation of Responses:

(1)
Held by Head Company Profit Sharing Plan.

(2)
Held by trust(s) for the benefit of heir(s) of John C Head III. The reporting person disclaims beneficial ownership of these securities. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for any purpose.

(3)
Held by two limited liability companies, of which John C Head III is a Managing Member and a Managing Member of the Managing Member, respectively.

(4)
Held by the Head Family Foundation.

(5)
Held by Head Company Pension Plan.

(6)
Held by a limited partnership, of which John C Head III is the Co-Chief Executive Officer of the General Partner.

(7)
Held by two limited partnerships, of which John C Head III is a Managing Member of the General Partner.

(8)
Exercise price of Class B Warrants decreases in future.

(9)
The option vests 50% on 1/15/02, 25% on 1/15/03 and 25% on 1/15/04.

(10)
Restricted Stock award granted by Issuer.

(11)
Distribution from Head Company Profit Sharing Plan to plan participants.

(12)
Distribution from limited liability companies to members.

/s/ John C Head III
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.